SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

           Under the Securities and Exchange Act of 1934
                        (Amendment No. 6)*

                            Salomon Inc
                         (Name of Issuer)

         Common Stock (upon conversion of Preferred Stock)
                  (Title of Class of Securities)

                            0007954981
                          (CUSIP Number)

                         Warren E. Buffett
                      Berkshire Hathaway Inc.
             1440 Kiewit Plaza, Omaha, Nebraska  68131
                          (402) 346-1400
           (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)

                         October 19, 1995
                   (Date of Event which Requires
                     Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

 Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

 Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                 (Continued on following page(s))
                        Page 1 of 15 Pages

 CUSIP No. 0007954981           13D            Page 2 of 15 Pages

 1       Name of Reporting Person:

         S.S. or I.R.S. Identification No. of above person:
               Warren E. Buffett, ###-##-####

 2       Check the appropriate box if a member of a Group*:

                                                         (a)  [X]
                                                         (b)  [ ]

 _________________________________________________________________

 3       SEC USE ONLY

 _________________________________________________________________

 4       Source of Funds:
               AF

 5       Check box if disclosure of legal proceedings
         is required pursuant to items 2(d) or (e)            [ ]

 6       Citizen or place of organization:
               United States citizen

 7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power:
               -0-

 8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power:
               560,000 shares Preferred Stock (See Item 5)
               6,633,600 shares Common Stock (See Item 5)

 9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power:
               -0-

 10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power:
               560,000 shares Preferred Stock (See Item 5)
               6,633,600 shares Common Stock (See Item 5)

 11      Aggregate amount beneficially owned by each Reporting Person:
               560,000 shares Preferred Stock
               6,633,600 shares Common Stock

 12      Check Box if the aggregate amount in
         row (11) excludes certain shares                     [ ]

 13      Percent of class represented by amount in row (11):
               17.6%

 14      Type of Reporting Person*:
               IN

 CUSIP No. 0007954981           13D            Page 3 of 15 Pages

 1       Name of Reporting Person:

         S.S. or I.R.S. Identification No. of above person:
               Berkshire Hathaway Inc., 04-2254452

 2       Check the appropriate box if a member of a Group*:

                                                         (a)  [X]
                                                         (b)  [ ]

 _________________________________________________________________

 3       SEC USE ONLY

 _________________________________________________________________

 4       Source of Funds:
               AF, BK

 5       Check box if disclosure of legal proceedings
         is required pursuant to items 2(d) or (e)            [ ]

 6       Citizen or place of organization:
               Delaware corporation

 7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power:
               -0-

 8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power:
               560,000 shares Preferred Stock (See Item 5)
               6,633,600 shares Common Stock (See Item 5)

 9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power:
               -0-

 10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power:
               560,000 shares Preferred Stock (See Item 5)
               6,633,600 shares Common Stock (See Item 5)

 11      Aggregate amount beneficially owned by each Reporting Person:
               560,000 shares Preferred Stock
               6,633,600 shares Common Stock

 12      Check Box if the aggregate amount in
         row (11) excludes certain shares                     [ ]

 13      Percent of class represented by amount in row (11):
               17.6%

 14      Type of Reporting Person*:
               HC, CO

 CUSIP No. 0007954981           13D            Page 4 of 15 Pages

 1       Name of Reporting Person:

         S.S. or I.R.S. Identification No. of above person:
               National Indemnity Company, 47-0355979

 2       Check the appropriate box if a member of a Group*:

                                                         (a)  [X]
                                                         (b)  [ ]

 _________________________________________________________________

 3       SEC USE ONLY

 _________________________________________________________________

 4       Source of Funds:
               WC

 5       Check box if disclosure of legal proceedings
         is required pursuant to items 2(d) or (e)            [ ]

 6       Citizen or place of organization:
               Nebraska corporation

 7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power:
               -0-

 8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power:
               320,800 shares Preferred Stock
               6,633,600 shares Common Stock

 9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power:
               -0-

 10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power:
               320,800 shares Preferred Stock
               6,633,600 shares Common Stock

 11      Aggregate amount beneficially owned by each Reporting Person:
               320,800 shares Preferred Stock
               6,633,600 shares Common Stock

 12      Check Box if the aggregate amount in
         row (11) excludes certain shares                     [ ]

 13      Percent of class represented by amount in row (11):
               12.4%

 14      Type of Reporting Person*:
               IC

 CUSIP No. 0007954981           13D            Page 5 of 15 Pages

 1       Name of Reporting Person:

         S.S. or I.R.S. Identification No. of above person:
               National Fire and Marine Insurance Company,
               47-6021331

 2       Check the appropriate box if a member of a Group*:

                                                         (a)  [X]
                                                         (b)  [ ]

 _________________________________________________________________

 3       SEC USE ONLY

 _________________________________________________________________

 4       Source of Funds:
               WC

 5       Check box if disclosure of legal proceedings
         is required pursuant to items 2(d) or (e)            [ ]

 6       Citizen or place of organization:
               Nebraska corporation

 7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power:
               -0-

 8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power:
               48,000 shares Preferred Stock

 9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power:
               -0-

 10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power:
               48,000 shares Preferred Stock

 11      Aggregate amount beneficially owned by each Reporting Person:
               48,000 shares Preferred Stock

 12      Check Box if the aggregate amount in
         row (11) excludes certain shares                     [ ]

 13      Percent of class represented by amount in row (11):
               1.0%

 14      Type of Reporting Person*:
               IC

 CUSIP No. 0007954981           13D            Page 6 of 15 Pages

 1       Name of Reporting Person:

         S.S. or I.R.S. Identification No. of above person:
               Columbia Insurance Company, 47-0530077

 2       Check the appropriate box if a member of a Group*:

                                                         (a)  [X]
                                                         (b)  [ ]

 _________________________________________________________________

 3       SEC USE ONLY

 _________________________________________________________________

 4       Source of Funds:
               WC

 5       Check box if disclosure of legal proceedings
         is required pursuant to items 2(d) or (e)            [ ]

 6       Citizen or place of organization:
               Nebraska corporation

 7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power:
               -0-

 8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power:
               80,000 shares Preferred Stock

 9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power:
               -0-

 10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power:
               80,000 shares Preferred Stock

 11      Aggregate amount beneficially owned by each Reporting Person:
               80,000 shares Preferred Stock

 12      Check Box if the aggregate amount in
         row (11) excludes certain shares                     [ ]

 13      Percent of class represented by amount in row (11):
               1.7%

 14      Type of Reporting Person*:
               IC

 CUSIP No. 0007954981           13D            Page 7 of 15 Pages

 1       Name of Reporting Person:

         S.S. or I.R.S. Identification No. of above person:
               Cypress Insurance Company, 95-6042829

 2       Check the appropriate box if a member of a Group*:

                                                         (a)  [X]
                                                         (b)  [ ]

 _________________________________________________________________

 3       SEC USE ONLY

 _________________________________________________________________

 4       Source of Funds:
               WC

 5       Check box if disclosure of legal proceedings
         is required pursuant to items 2(d) or (e)            [ ]

 6       Citizen or place of organization:
               California corporation

 7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power:
               -0-

 8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power:
               8,000 shares Preferred Stock

 9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power:
               -0-

 10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power:
               8,000 shares Preferred Stock

 11      Aggregate amount beneficially owned by each Reporting Person:
               8,000 shares Preferred Stock

 12      Check Box if the aggregate amount in
         row (11) excludes certain shares                     [ ]

 13      Percent of class represented by amount in row (11):
               0.2%

 14      Type of Reporting Person*:
               IC

 CUSIP No. 0007954981           13D            Page 8 of 15 Pages

 1       Name of Reporting Person:

         S.S. or I.R.S. Identification No. of above person:
               Oak River Insurance Company, 47-0762702
               (successor to Kansas Fire & Casualty Company)

 2       Check the appropriate box if a member of a Group*:

                                                         (a)  [X]
                                                         (b)  [ ]

 _________________________________________________________________

 3       SEC USE ONLY

 _________________________________________________________________

 4       Source of Funds:
               WC

 5       Check box if disclosure of legal proceedings
         is required pursuant to items 2(d) or (e)            [ ]

 6       Citizen or place of organization:
               Nebraska corporation

 7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power:
               -0-

 8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power:
               5,600 shares Preferred Stock

 9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power:
               -0-

 10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power:
               5,600 shares Preferred Stock

 11      Aggregate amount beneficially owned by each Reporting Person:
               5,600 shares Preferred Stock

 12      Check Box if the aggregate amount in
         row (11) excludes certain shares                     [ ]

 13      Percent of class represented by amount in row (11):
               0.1%

 14      Type of Reporting Person*:
               IC

 CUSIP No. 0007954981           13D            Page 9 of 15 Pages

 1       Name of Reporting Person:

         S.S. or I.R.S. Identification No. of above person:
               Cornhusker Casualty Company, 47-0529995

 2       Check the appropriate box if a member of a Group*:

                                                         (a)  [X]
                                                         (b)  [ ]

 _________________________________________________________________

 3       SEC USE ONLY

 _________________________________________________________________

 4       Source of Funds:
               WC

 5       Check box if disclosure of legal proceedings
         is required pursuant to items 2(d) or (e)            [ ]

 6       Citizen or place of organization:
               Nebraska corporation

 7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power:
               -0-

 8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power:
               7,200 shares Preferred Stock

 9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power:
               -0-

 10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power:
               7,200 shares Preferred Stock

 11      Aggregate amount beneficially owned by each Reporting Person:
               7,200 shares Preferred Stock

 12      Check Box if the aggregate amount in
         row (11) excludes certain shares                     [ ]

 13      Percent of class represented by amount in row (11):
               0.2%

 14      Type of Reporting Person*:
               IC

 CUSIP No. 0007954981           13D           Page 10 of 15 Pages

 1       Name of Reporting Person:

         S.S. or I.R.S. Identification No. of above person:
               National Liability & Fire Insurance Company,
               36-2403971

 2       Check the appropriate box if a member of a Group*:

                                                         (a)  [X]
                                                         (b)  [ ]

 _________________________________________________________________

 3       SEC USE ONLY

 _________________________________________________________________

 4       Source of Funds:
               WC

 5       Check box if disclosure of legal proceedings
         is required pursuant to items 2(d) or (e)            [ ]

 6       Citizen or place of organization:
               Illinois corporation

 7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power:
               -0-

 8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power:
               10,400 shares Preferred Stock

 9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power:
               -0-

 10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power:
               10,400 shares Preferred Stock

 11      Aggregate amount beneficially owned by each Reporting Person:
               10,400 shares Preferred Stock

 12      Check Box if the aggregate amount in
         row (11) excludes certain shares                     [ ]

 13      Percent of class represented by amount in row (11):
               0.2%

 14      Type of Reporting Person*:
               IC

 CUSIP No. 0007954981           13D           Page 11 of 15 Pages

 1       Name of Reporting Person:

         S.S. or I.R.S. Identification No. of above person:
               Wesco Financial Corporation, 95-2109453

 2       Check the appropriate box if a member of a Group*:

                                                         (a)  [X]
                                                         (b)  [ ]

 _________________________________________________________________

 3       SEC USE ONLY

 _________________________________________________________________

 4       Source of Funds:
               WC

 5       Check box if disclosure of legal proceedings
         is required pursuant to items 2(d) or (e)            [ ]

 6       Citizen or place of organization:
               Delaware corporation

 7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power:
               -0-

 8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power:
               40,000 shares Preferred Stock

 9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power:
               -0-

 10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power:
               40,000 shares Preferred Stock

 11      Aggregate amount beneficially owned by each Reporting Person:
               40,000 shares Preferred Stock

 12      Check Box if the aggregate amount in
         row (11) excludes certain shares                     [ ]

 13      Percent of class represented by amount in row (11):
               0.9%

 14      Type of Reporting Person*:
               IC

 CUSIP No. 0007954981           13D           Page 12 of 15 Pages

 1       Name of Reporting Person:

         S.S. or I.R.S. Identification No. of above person:
               Wesco-Financial Insurance Company, 47-0685686

 2       Check the appropriate box if a member of a Group*:

                                                         (a)  [X]
                                                         (b)  [ ]

 _________________________________________________________________

 3       SEC USE ONLY

 _________________________________________________________________

 4       Source of Funds:
               WC

 5       Check box if disclosure of legal proceedings
         is required pursuant to items 2(d) or (e)            [ ]

 6       Citizen or place of organization:
               Nebraska corporation

 7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power:
               -0-

 8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power:
               40,000 shares Preferred Stock

 9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power:
               -0-

 10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power:
               40,000 shares Preferred Stock

 11      Aggregate amount beneficially owned by each Reporting Person:
               40,000 shares Preferred Stock

 12      Check Box if the aggregate amount in
         row (11) excludes certain shares                     [ ]

 13      Percent of class represented by amount in row (11):
               0.9%

 14      Type of Reporting Person*:
               IC

 CUSIP No. 0007954981           13D           Page 13 of 15 Pages

         The following items of Schedule 13D filed by Berkshire Hathaway Inc. ("Berkshire") and the other persons filing this Schedule 13D with respect to the Series A Cumulative Convertible Preferred Stock ("Preferred Stock") and Common Stock, $1.00 par value ("Common Stock") of Salomon Inc ("Salomon") are amended as follows:

 ITEM 4. PURPOSE OF TRANSACTION.

         Item 4 is amended by adding thereto the following:

         As required by the Certificate of Designation with respect to the Preferred Stock, Salomon has called 140,000 shares of the Preferred Stock for mandatory redemption on October 31, 1995. Berkshire has advised Salomon that its subsidiaries holding shares of the Preferred Stock called for redemption will not exercise the option of converting such shares into shares of Common Stock prior to the mandatory redemption date. As a result, Salomon will redeem 140,000 shares of Preferred Stock owned by such subsidiaries for $1,000 per share in cash on October 31, 1995, and the percentage of the voting stock of Salomon held by such subsidiaries and the other persons filing this Schedule 13D will be as set forth in
 Item 5.

         All other information responsive to Item 4 remains as previously reported, except as amended hereby.

 ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended to read as follows:

         a. The following table sets forth the aggregate number of shares of Preferred Stock, the number of shares of Common Stock, and the percentage of the voting stock of Salomon beneficially owned by each of the persons named in Item 2 directly owning such stock, and by Warren E. Buffett and Berkshire:

 CUSIP No. 0007954981           13D           Page 14 of 15 Pages

                         PREFERRED                    PERCENT OF
 NAME                      SHARES    COMMON SHARES   VOTING SHARES

 Warren E. Buffett        560,000*      6,633,600*          17.6%
 Berkshire Hathaway Inc.  560,000*      6,633,600*          17.6%
 National Indemnity Co.   320,800       6,633,600           12.4%
 National Fire and Marine
   Insurance Co.           48,000            -               1.0%
 Columbia Insurance Co.    80,000            -               1.7%
 Cypress Insurance Co.      8,000            -               0.2%
 Oak River Insurance Co.**  5,600            -               0.1%
 Cornhusker Casualty Co.    7,200            -               0.2%
 National Liability &
   Fire Insurance Co.      10,400            -               0.2%
 Wesco Financial Corp.     40,000            -               0.9%
 Wesco-Financial Insurance 40,000            -               0.9%
   Co.                    _______       _________           ____
 TOTAL                    560,000       6,633,600           17.6%

 *Warren E. Buffett may be deemed to control Berkshire, which controls each of the companies with record ownership of the stock. Both Mr. Buffett and Berkshire thus may be considered to have beneficial ownership of the entire amount of Preferred and Common Stock owned by all of the persons filing this Schedule.

 **Successor to Kansas Fire & Casualty Company.

         b. Each of the companies named in Item 5(a) has both voting and investment power with respect to the shares indicated for it. However, Warren E. Buffett, Chairman of the Board of Berkshire, who may be deemed to control the companies named in Item 5(a), directs the investments and voting of each company. Thus, Mr. Buffett and Berkshire share voting power and investment power with respect to the shares of Salomon owned by each of the companies named in Item 5(a).

         c. None of the persons named in paragraph (a) of this Item has effected any transactions during the past sixty (60) days in shares of the Preferred Stock or Common Stock.

               As required by the Certificate of Designation with respect to the Preferred Stock, Salomon has called 140,000 shares of the Preferred Stock for mandatory redemption on October 31, 1995. Berkshire has advised Salomon that its subsidiaries holding shares of the Preferred Stock called for redemption will not exercise the option of converting such shares into shares of Common Stock prior to the mandatory redemption date. As a result, Salomon will redeem 140,000 shares of Preferred Stock owned by such subsidiaries for $1,000 per share in cash on October 31, 1995, and the percentage of the voting stock of Salomon held by such subsidiaries and the other persons filing this Schedule 13D will be as set forth above in this Item 5.

         d.    Not applicable.

         e.    Not applicable.

 CUSIP No. 0007954981           13D           Page 15 of 15 Pages

         After reasonable inquiry and to the best knowledge and belief of each, the undersigned hereby certify that the information set forth in this statement is true, complete, and correct.

         Dated this 20th day of October, 1995.




 /S/WARREN E. BUFFETT
 Warren E. Buffett


 BERKSHIRE HATHAWAY INC.           NATIONAL INDEMNITY COMPANY



 By/S/WARREN E. BUFFETT            BY/S/ WARREN E. BUFFETT
   Warren E. Buffett                 Warren E. Buffett
   Chairman of the Board             Chairman of the Board


 NATIONAL FIRE AND MARINE          COLUMBIA INSURANCE COMPANY
   INSURANCE COMPANY



 By/S/WARREN E. BUFFETT            BY/S/ WARREN E. BUFFETT
   Warren E. Buffett                 Warren E. Buffett
   Chairman of the Board             Chairman of the Board


 CYPRESS INSURANCE COMPANY, CORNHUSKER CASUALTY COMPANY, OAK RIVER INSURANCE COMPANY, NATIONAL LIABILITY & FIRE INSURANCE COMPANY, WESCO-FINANCIAL INSURANCE COMPANY, and WESCO FINANCIAL CORPORATION.


                                   By/S/ WARREN E. BUFFETT
                                     Warren E. Buffett
                                     Attorney-in-Fact

 [L227776.2]